

Mail Stop 7010

October 24, 2007

Via U.S. mail and facsimile

Mr. Jeffrey C. Blockinger
Chief Legal Officer
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

> **Re:** **Och-Ziff Capital Management Group LLC**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 22, 2007**
> **File No. 333-144256**

Dear Mr. Blockinger:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The legality opinion assumes that the LLC Agreement will have been duly authorized, executed and delivered by the Company and will be the valid and legally binding obligation of the Company. Please remove this assumption, as it underlies the basis for the opinion that the shares are legally issued.

2. We note that the exhibit index includes a consent for the legality opinion, but does not reference a consent for the tax opinion. Please revise and ensure that the tax opinion includes a consent or that a consent is filed separately.

Summary Unaudited Pro Forma Financial Information, page 30

3. We note your footnote (1) regarding the expected decrease in total liabilities. Please revise to clarify that total assets will also decrease.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Non-Controlling Interests in Income of Consolidated Subsidiaries, page 129</u>

4. Please revise to explain why your non-controlling interests in income for the period ended September 30, 2007 is greater than your income before non-controlling interests in income of consolidated subsidiaries and income taxes.

*   *   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Matthew J. Mallow
        Ms. Jennifer A. Bensch
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, NY 10036
        Mr. Jay Clayton
        Mr. Glen T. Schleyer
        Sullivan & Cromwell LLP
        125 Broad Street
        New York, NY 10004